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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                Commission File Number 33-203323


                         NOTIFICATION OF LATE FILING


[X] Form 10-K                   [ ] Form 11-K

[ ] Form 20-F                   [ ] Form 10-Q                     [ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1999
                  --------------------------------------------------------------

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------------

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                         PART I REGISTRANT INFORMATION


    Full name of registrant ROYAL BODYCARE, INC.
                            --------------------------------------------------
    Former name if applicable GLOBENET INTERNATIONAL I, INC.
                              ------------------------------------------------

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    Address of principal executive office (street and number)
                                                              ----------------
    2301 CROWN COURT
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    City, State and Zip Code   IRVING, TEXAS 75038
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                        PART II  RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be
[X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                               PART III. NARRATIVE


    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    THE REGISTRANT'S FORM 10-K INCLUDES NARRATIVE AND FINANCIALS RELATED TO A PLANNED SPIN-OFF OF REGISTRANT'S WHOLLY-OWNED SUBSIDIARY, GREAT XPECTATIONS MARKETING, INC., WHICH HAD BEEN EXPECTED TO BE COMPLETED PRIOR TO THE END OF THE YEAR. THE REGISTRANT AT THIS TIME, HOWEVER, HAS MADE THE BUSINESS DECISION TO DISCONTINUE THE PLANNED SPIN-OFF OF GREAT XPECTATIONS MARKETING, INC. THE REGISTRANT'S FORM 10-K NEEDS TO BE REVISED TO ACCURATELY REFLECT THIS DECISION NOT TO SPIN-OFF GREAT XPECTATIONS MARKETING, INC. THE REGISTRANT BELIEVES THAT SUCH REVISIONS CANNOT BE INCLUDED IN THE FORM 10-K WITHIN THE PRESCRIBED TIME PERIOD WITHOUT UNREASONABLE EFFORT AND EXPENSE.


                           PART IV. OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:
       STEVEN E. BROWN                          972                 893-4000
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       (Name)                               (Area Code)       (Telephone Number)


  (2)  Have all other periodic reports required under Section 13 or 15(d)
       of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [ X ]  Yes   [   ]   No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ X ]  Yes   [   ]   No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    THE REGISTRANT'S INCOME FROM CONTINUING OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 WAS $145,000, OR $.01 PER SHARE, COMPARED WITH AN INCOME FROM CONTINUING OPERATIONS IN THE PRIOR YEAR OF $520,000, A DECREASE OF $375,000. THIS DECREASE WAS THE RESULT OF THE EXPENSES THE REGISTRANT INCURRED TO SETTLE THREE LAWSUITS. AT THIS TIME, THE REGISTRANT IS NOT ABLE TO FINALIZE ITS NET INCOME (LOSS) BECAUSE THE REGISTRANT IS IN THE PROCESS OF DETERMINING WHAT ITS LOSSES FROM DISCONTINUED OPERATIONS SHOULD BE FOR 1999.


                              ROYAL BODYCARE, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                 By: /s/ STEVEN E. BROWN
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                                        STEVEN E. BROWN, CHIEF FINANCIAL OFFICER

              Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath signature. If the statement is signed on behalf of the registrant by an authorized



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         representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.